Music Licensing Inc.

Board of Directors Resolution

03/13/2024

Resolution to Cancel the A and B Series of Shares

WHEREAS, the Board of Directors (the "Board") of **Music Licensing Inc.** (the "Corporation") has the authority to issue, reclassify, and cancel shares in accordance with the Corporation's Articles of Incorporation and Bylaws, as well as applicable state and federal laws; and

WHEREAS, the Board has taken notice that no shareholders own or fall within Series A or B.

WHEREAS, the Board has determined that it is in the best interest of the Corporation and its shareholders to cancel the A and B series of shares for the purpose of **restructuring the company, since the Board of Directors notice that it is not necessary for such series to be in place.**

WHEREAS the Board of Directors note the following that since no shareholders own any of these series, no shareholders will be prejudiced by this action.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the cancellation of the A and B series of shares and directs the officers of the Corporation to take all necessary and appropriate actions to effectuate such cancellation.

Jake P. Noch	Rodrigo Di Federico	Vito Roppo, Esq.	James R. Chillemi,	Paul Ring
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